Mail Stop 4561

November 25, 2009

Greg Strakosch
Chief Executive Officer
TechTarget, Inc.
117 Kendrick Street, Suite 800
Needham, Massachusetts 02494

>   **Re: TechTarget, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008, as Amended**
>   **Filed July 20, 2009**
>   **File No. 001-33472**

Dear Mr. Strakosch:

We have reviewed your response letter dated October 16, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 25, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008, as Amended

Item 8. Financial Statements and Supplementary Data

Note 3. Summary of Significant Accounting Policies

Revenue Recognition

Online Media, page 59

1.   We have reviewed your response to prior comment number two and note that Merit Direct acts as the company's broker for marketing and selling the company's member lists and that revenue is recognized on a net basis. We also note your analysis in Exhibit A that Merit Direct is the primary obligor in your arrangements. Please clarify how you made this determination. In this regard,

please tell us who the end customer would look to if they had any issues with the member lists (the company or Merit Direct) and tell us whether the sales contracts for member lists are between the company and the end customer or Merit Direct and the end customer. If the contract is between the company and the end customer, provide us with more substantial evidence to help us understand why you believe net reporting is appropriate.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have any questions regarding the above comment. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief